Filed by Apergy Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Apergy Corporation

Commission File No.: 001-38441

This filing relates to a proposed business combination involving

Apergy Corporation, Ecolab Inc. and ChampionX Holding Inc.

December 19, 2019

TO:  All Apergy Employees

RE:  Today’s Announcement: Apergy to Combine with Ecolab’s Upstream Energy Business in a Tax-Free Transaction, Creating a Global Leader in Production-Optimization Solutions

Dear Colleagues:

Today, I am pleased to share with you that we will be combining with Ecolab’s Upstream Energy Business, Nalco Champion (to be renamed ChampionX), in an approximately $7.4 billion transaction. The combined company will have approximately $3.5 billion in annual revenue. A copy of the press release announcing this transaction is attached.

This is another great milestone for Apergy – one that advances our customer-centric strategy and positions us to execute successfully in today’s market environment as well as throughout the cycle. ChampionX is a leader in onsite, technology driven, sustainable chemistry programs throughout the lifecycle of a well. It has a global presence with operations in over 55 countries and intimate relationships with some of the largest oil companies in the world.

Together, Apergy and ChampionX will be a global leader in production-optimization solutions that is better able to meet our customers’ evolving needs. We will have greater scale and reach in key geographic regions, as well as a differentiated high quality portfolio of products and services that brings together well-known brands including ChampionX, Harbison-Fischer, Norris, and US Synthetic. The combined company will also be uniquely positioned to drive digital technology adoption in the oilfield.

After spending time with the ChampionX team, what is also clear is that we share a common purpose of ‘Improving Lives.’ As complementary organizations with incredible talent, I am confident that our ability to continue to achieve our purpose will be even stronger.

As excited as we are about strengthening our company with the addition of ChampionX, it will take a number of months for the transaction to be completed. We will seek the required regulatory approvals and other customary closing conditions, as well as the approval of our shareholders. We expect to close the transaction in the second quarter of 2020. Until that time, it remains business as usual for all of us and Apergy and ChampionX will continue to operate as separate businesses. We will rely on you, as we always have, to continue striving for operational excellence and providing our customers with the same outstanding service and innovative products and solutions they have come to expect from us. All employees’ continued focus in these areas remains critical during this time.

Bringing these companies together will require a thoughtful integration plan. To help facilitate this effort, we will shortly begin pulling together a transition team, which will be made up of employees of both companies, across multiple functions and departments. Over the next days and weeks, we will be communicating more about that team as it forges ahead to develop our integration plan.

2445 Technology Forest Blvd.    |    Building 4, 12th Floor    |    The Woodlands, TX 77381    |    281.403.5772    |    apergy.com

While there is still much to be determined, what I can tell you is that following the completion of the transaction, the combined company will be headquartered in The Woodlands, Texas. I will continue to lead as President and CEO and our senior management team will be expanded to include both Apergy and ChampionX employees.

I know this announcement may raise questions, and I am looking forward to discussing it further at our town hall today at 10:00 a.m. Central time. I have also attached a list of frequently asked questions that should address some of your initial questions. Please remember that at times like this there may be additional interest in our company and today’s news. All inquiries from members of the media or investors should be forwarded to John Breed and David Skipper, who will respond on Apergy’s behalf.

The key to the success of our company is our valued employees. I hope you share my enthusiasm for this next great chapter in our company’s long history. Thank you for your continued hard work and dedication.

Sincerely,

S. ‘Soma’ Somasundaram

President and CEO

2

2445 Technology Forest Blvd.    |    Building 4, 12th Floor    |    The Woodlands, TX 77381    |    281.403.5772    |    apergy.com

Cautionary Notes on Forward Looking Statements

This communication includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between Apergy Corporation (“Apergy”), ChampionX Holding Inc. (“ChampionX”) and Ecolab Inc. (“Ecolab”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including future financial and operating results and strategic benefits, the tax consequences of the proposed transaction, and the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward looking statements.

These forward-looking statements are based on Apergy, ChampionX and Ecolab’s current expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from Apergy, ChampionX and Ecolab’s current expectations. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Apergy may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by Apergy, ChampionX or Ecolab, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of Apergy and ChampionX, or at all; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company achieving revenue and cost synergies; (8) inability of the combined company to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions; (13) actions by third parties, including government agencies; and (14) other risk factors detailed from time to time in Apergy and Ecolab’s reports filed with the SEC, including Apergy and Ecolab’s annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. None of Apergy, ChampionX or Ecolab undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or

3

2445 Technology Forest Blvd.    |    Building 4, 12th Floor    |    The Woodlands, TX 77381    |    281.403.5772    |    apergy.com

otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, Apergy and ChampionX intend to file registration statements with the SEC. Apergy will also file a proxy statement. Ecolab stockholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents when they become available, and Apergy stockholders are urged to read the proxy statement and any other relevant documents when they become available, because they will contain important information about Apergy, ChampionX, Ecolab and the proposed transactions. The proxy statement, prospectus and/or information statement and other documents relating to the proposed transactions (when they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. The proxy statement, prospectus and/or information statement and other documents (when they are available) can also be obtained free of charge from Ecolab upon written request to Ecolab Inc., Attn: Investor Relations, 1 Ecolab Place, St. Paul, MN 55102, or by e-mailing investor.info@ecolab.com or upon written request to Apergy, Investor Relations, 2445 Technology Forest Boulevard, The Woodlands, Texas 77381 or by e-mailing david.skipper@apergy.com.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of Apergy. However, Apergy, Ecolab and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of Apergy in connection with the proposed transaction under the rules of the SEC. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Apergy in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Ecolab may be found in its Annual Report on Form 10-K filed with the SEC on March 1, 2019, and its definitive proxy statement relating to its 2019 Annual Meeting of Shareholders filed with the SEC on March 15, 2019. Information about the directors and executive officers of Apergy may be found in its Annual Report on Form 10-K filed with the SEC on February 27, 2019, and its definitive proxy statement relating to its 2019 Annual Meeting of Stockholders filed with the SEC on March 25, 2019.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

4

2445 Technology Forest Blvd.    |    Building 4, 12th Floor    |    The Woodlands, TX 77381    |    281.403.5772    |    apergy.com

Employee Frequently Asked Questions

1.  What was announced today?

•   Today, we announced that Apergy is combining with Ecolab’s Upstream Energy Business, ChampionX, in an approximately $7.4 billion transaction. The combined company will have approximately $3.5 billion of annual revenue.

•   Together, we are creating a global leader with scale in production-optimization solutions.

•   Apergy and Ecolab shareholders will own 38% and 62% of the combined entity, respectively.

•   The combined company will be headquartered in The Woodlands, Texas.

2.  Who is ChampionX?

•   ChampionX is a leader in onsite, technology driven, sustainable chemistry programs throughout the lifecycle of a well.

•   It has a global presence with operations in over 55 countries and intimate relationships with some of the largest companies in the world.

3.  Why is Apergy combining with ChampionX?

•   This combination is a great milestone for Apergy – one that advances our customer-centric strategy.

•   Together, we will have greater scale and reach in key geographic regions, as well as a differentiated portfolio of products and services that brings together well-known brands including ChampionX, Harbison-Fischer, Norris, and US Synthetic.

•   The combined company will also be uniquely positioned to deliver on the next generation of optimization solutions by utilizing our expanded platform to drive digital technology adoption in the oilfield.

•   With our similar cultures focused on strong operating performance and continuous improvement, and reputations for deep customer engagement, we will be well-positioned to execute successfully in today’s market environment as well as throughout the oil and gas cycle.

4.  What are the benefits of this transaction for Apergy employees?

•   This combination is about growth and building an even better company for the future.

•   Together with ChampionX, we will be a global leader in production-optimization solutions that is better able to meet our customers’ evolving needs.

•   And importantly, as part of a stronger and larger company, we expect that employees will benefit from greater career and professional development opportunities.

2445 Technology Forest Blvd.    |    Building 4, 12th Floor    |    The Woodlands, TX 77381    |    281.403.5772    |    apergy.com

5.	Will there be any changes in staffing as a result of the combination?

•

Our businesses are highly complementary and as a result, we do not expect the transaction to result in reductions in Apergy employee numbers, beyond normal attrition, or where there is a strong synergistic value created. We are early in this journey and have lots of work ahead to plan for integration.

•

The innovative talent and contributions of our employees have enabled Apergy’s to be in a position to complete this transaction, and looking ahead, employees will continue to be the ultimate driver of the combined company’s success.

6.	Will there be any changes to employee compensation, benefits and plans?

•	Until the transaction closes, Apergy and ChampionX will continue to operate as separate, independent businesses and there will be no changes to benefits and compensation.

•	We do not expect any changes to Apergy’s benefits and compensation programs as a direct result of this transaction.

7.	Where will the company be headquartered and who will lead it?

•	The combined company’s headquarters will be in The Woodlands, Texas.

•	Apergy President and CEO, Sivasankaran “Soma” Somasundaram will continue to lead the combined company.

•	We will be expanding our senior leadership team to include both Apergy and ChampionX employees.

8.	The press release mentions the addition of a Chief Operating Officer for Apergy. What does that mean?

•

In recognition of the role we expect Deric Bryant to play in the integration effort, as well as his continued leadership of ChampionX, he has been designated as Chief Operating Officer upon closing of the merger.

•	All current Apergy reporting relationships remain unchanged.

9.	When will the transaction be completed and what can employees expect between now and then?

•

We anticipate closing the transaction in the second quarter of 2020. As part of this process, we will seek the required regulatory approvals and other customary closing conditions, as well as the approval of our shareholders.

•	Until that time, it remains business as usual for all of us and Apergy and ChampionX will continue to operate as separate businesses.

•

We will rely on you, as we always have, to continue striving for operational excellence and providing our customers with the same outstanding service and innovative products and solutions they have come to expect from us. All employees’ continued focus in these areas remains critical during this time.

10.	What are the integration plans? Who will lead the effort?

•	Bringing these companies together will require a thoughtful integration plan.

•

To help facilitate this effort, we will shortly begin pulling together a transition team, which will be made up of employees of both companies, across multiple functions and departments, and will make the post-closing integration as efficient as possible.

2445 Technology Forest Blvd.    |    Building 4, 12th Floor    |    The Woodlands, TX 77381    |    281.403.5772    |    apergy.com

•	We will be communicating more about that team as it forges ahead to develop our integration plan.

11.	How will this combination affect our relationships with our customers?

•	The announcement of our combination with ChampionX has no impact on our relationships or commitments.

•	Our customers can still expect the same outstanding service and innovative products and solutions that they have come to expect.

•	Once the transaction has closed, we will be able to provide a broader and more complementary suite of products, solutions, and technologies to a larger customer base across more markets.

12.	What should I say if I’m asked about this transaction?

•	It is likely that today’s actions will lead to increased interest in Apergy.

•	If you receive any inquiries externally via e-mail or social media, please do not respond, and forward them to John Breed or David Skipper.

13.	Who can I contact if I have more questions?

•	You can expect to communicate regularly as we proceed through the merger.

•	If you have any questions, please do not hesitate to reach out to your manager or direct superior.

2445 Technology Forest Blvd.    |    Building 4, 12th Floor    |    The Woodlands, TX 77381    |    281.403.5772    |    apergy.com

Cautionary Notes on Forward Looking Statements

This communication includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between Apergy Corporation (“Apergy”), ChampionX Holding Inc. (“ChampionX”) and Ecolab Inc. (“Ecolab”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including future financial and operating results and strategic benefits, the tax consequences of the proposed transaction, and the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward looking statements.

These forward-looking statements are based on Apergy, ChampionX and Ecolab’s current expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from Apergy, ChampionX and Ecolab’s current expectations. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Apergy may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by Apergy, ChampionX or Ecolab, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of Apergy and ChampionX, or at all; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company achieving revenue and cost synergies; (8) inability of the combined company to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions; (13) actions by third parties, including government agencies; and (14) other risk factors detailed from time to time in Apergy and Ecolab’s reports filed with the SEC, including Apergy and Ecolab’s annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.

2445 Technology Forest Blvd.    |    Building 4, 12th Floor    |    The Woodlands, TX 77381    |    281.403.5772    |    apergy.com

Any forward-looking statements speak only as of the date of this communication. None of Apergy, ChampionX or Ecolab undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, Apergy and ChampionX intend to file registration statements with the SEC. Apergy will also file a proxy statement. Ecolab stockholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents when they become available, and Apergy stockholders are urged to read the proxy statement and any other relevant documents when they become available, because they will contain important information about Apergy, ChampionX, Ecolab and the proposed transactions. The proxy statement, prospectus and/or information statement and other documents relating to the proposed transactions (when they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. The proxy statement, prospectus and/or information statement and other documents (when they are available) can also be obtained free of charge from Ecolab upon written request to Ecolab Inc., Attn: Investor Relations, 1 Ecolab Place, St. Paul, MN 55102, or by e-mailing investor.info@ecolab.com or upon written request to Apergy, Investor Relations, 2445 Technology Forest Boulevard, The Woodlands, Texas 77381 or by e-mailing david.skipper@apergy.com.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of Apergy. However, Apergy, Ecolab and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of Apergy in connection with the proposed transaction under the rules of the SEC. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Apergy in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Ecolab may be found in its Annual Report on Form 10-K filed with the SEC on March 1, 2019, and its definitive proxy statement relating to its 2019 Annual Meeting of Shareholders filed with the SEC on March 15, 2019. Information about the directors and executive officers of Apergy may be found in its Annual Report on Form 10-K filed with the SEC on February 27, 2019, and its definitive proxy statement relating to its 2019 Annual Meeting of Stockholders filed with the SEC on March 25, 2019.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

5

2445 Technology Forest Blvd.    |    Building 4, 12th Floor    |    The Woodlands, TX 77381    |    281.403.5772    |    apergy.com